02032623

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

MAY 1 2002

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

PROCESSED
MAY 09 2002
THOMSON
FINANCIAL

Form 8-K for April 29, 2002
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

43591 ARC 2002-BC2 [10169.058]
Form SE (Computational Materials)

1 of

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 29, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Stanley Labanowski
Title: Vice President

43591 ARC 2002-BC2 [10169.058]
Form SE (Computational Materials)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC2

$659,177,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC2
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) (4)
A (5)	$612,803,000	1M Libor	3.28	1-116	7.50%	TBD	5/25/2032	Aaa/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	5/25/2005	Aaa/AAA
M1	$24,843,000	1M Libor	5.39	37-116	3.75%	TBD	5/25/2032	Aa/AA
M2	$14,906,000	1M Libor	5.09	37-104	1.50%	TBD	5/25/2032	A/A
B	$6,625,000	1M Libor	4.08	37-72	0.50%	TBD	5/25/2032	Baa2/BBB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL (2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) (4)
A (5)	$612,803,000	1M Libor	3.38	1-195	7.50%	TBD	5/25/2032	Aaa/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	5/25/2005	Aaa/AAA
M1	$24,843,000	1M Libor	5.42	37-129	3.75%	TBD	5/25/2032	Aa/AA
M2	$14,906,000	1M Libor	5.09	37-104	1.50%	TBD	5/25/2032	A/A
B	$6,625,000	1M Libor	4.08	37-72	0.50%	TBD	5/25/2032	Baa2/BBB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 100% of the Adjustable Rate Prepayment Assumption and 115% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.13% each month to 30% CPR in month 24 and remain at 30% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by Moody's & S&P.

(5) Class A is the Senior Certificate of the collateral pool.

(6) Class A-IO will be a Senior Interest-Only Certificate, which will receive interest payments for the first 36 distribution dates.

5

Mortgage Insurance

Approximately 85.10% of the mortgage loans with over 60% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"). Subject to certain exceptions, primary mortgage insurance will generally reduce the uninsured exposure to 60% LTV.

Approximately 0.64% of the remaining 14.90% of the mortgage loans that are above 60% LTV will be insured down to 80% LTV.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A certificate, until it has been retired. Principal will then be allocated sequentially to the M1, M2 and B certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A certificate to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to the initial Overcollateralization.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2 and B will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 36th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 36th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee, Master Servicing Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and Current and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, and B (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, to the Class A and then sequentially to Classes M1, M2 and B to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(8) To pay sequentially to Classes M1, M2, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.(1).

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), and (10), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance, will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	218,621,615.27
7-12	178,872,230.68
13-18	139,122,846.08
19-24	119,248,153.79
25-30	39,749,384.60
31-36	19,874,692.30

On and after the 37th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Two-Year Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to protect against interest rate risk from (i) upward movement in one month LIBOR and (ii) to diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The two-year Interest Rate Cap Agreement will have a strike rate of [1.85%.] In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance
1	N/A
2	654,340,300.57
3	648,579,134.59
4	641,900,933.85
5	634,312,529.86
6	625,835,770.78
7	616,490,327.22
8	606,327,257.76
9	595,374,204.08
10	583,673,452.85
11	571,514,986.44
12	559,301,342.37
13	547,341,876.74

Month	Notional Balance
14	535,640,995.83
15	524,192,962.21
16	512,992,169.86
17	502,033,140.97
18	491,310,522.99
19	480,809,657.32
20	470,503,961.48
21	460,400,180.81
22	450,429,441.36
23	436,955,375.25
24	413,542,090.37
25	0

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate collateral balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 36 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the Class A-IO Notional Balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administration Fee Rate and the Insurance Fee Rate, in the case of a MGIC or PMI Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by the mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B, then Class M2, and then Class M1. Excess losses will be applied to the Class A while it is still outstanding. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applie d Loss Amount".

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Origination and Servicing

The majority of the mortgage loans were originated by WMC (23.4%), Finance America (19.7%), Fremont (14.2%), Fieldstone (13.8%), and BNC (13.1%), and as of the closing date will be serviced by Ocwen (56.6%), WMC (23.4%) and Option One (16.6%). As of May 1st, 98.9% of the loans will be serviced by Ocwen. Any servicing transfer will be subject to rating agency approval.

Pre-funding

Approximately 3% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the second Distribution Date.

Credit Enhancement

Subordination

Classes A and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2 and B, and Class M2 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [115%] of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A	A-IO
Aaa/ AAA Libor Floater	Aaa/ AAA 6.00% Interest Rate

Class A-IO is a senior interest only class And has the preferential right to receive Interest over the Subordinate Classes.

M1
Aa/ AA Libor Floater

M2
A/A Libor Floater

Classes M1, M2, and B are subordinate Classes subject to a lock-out period of 36 months with respect to principal payments.

B
Baa2/BBB Libor Floater

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Vanessa Vanacker	(212) 526-9466

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC2
Depositor:	Structured Asset Securities Corporation
Trustee:	Bank One
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Mortgage Insurance Providers:	Mortgage Guaranty Insurance Corporation ("MGIC") and Primary Mortgage Insurance ("PMI")
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: May 28, 2002
Cut-Off Date:	April 1, 2002
Expected Pricing Date:	April [ ], 2002
Expected Closing Date:	April 30, 2002
Expected Settlement Date:	April 30, 2002 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Day Count:	Actual/360 on Classes A, M1, M2, and B 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	[0.50%] of the Group principal balance annually
Securities Administration Fee:	[0.0042%] of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1, M2, and B. Minimum[$500,000]; increments $1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, A-IO, M1, M2 and B Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 5% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	6.07	4.26	3.28	2.65	2.22
Window (mos)	1 - 217	1 - 154	1 - 116	1 - 91	1 - 75
Expected Final Mat.	5/25/20	2/25/15	12/25/11	11/25/09	7/25/08
Class M1					
Avg. Life (yrs)	10.23	7.10	5.39	4.45	3.94
Window (mos)	60 - 217	42 - 154	37 - 116	37 - 91	38 - 75
Expected Final Mat.	5/25/20	2/25/15	12/25/11	11/25/09	7/25/08
Class M2					
Avg. Life (yrs)	9.71	6.70	5.09	4.20	3.69
Window (mos)	60 - 198	42 - 139	37 - 104	37 - 82	37 - 67
Expected Final Mat.	10/25/18	11/25/13	12/25/10	2/25/09	11/25/07
Class B					
Avg. Life (yrs)	7.70	5.31	4.08	3.47	3.19
Window (mos)	60 - 139	42 - 95	37 - 72	37 - 57	37 - 47
Expected Final Mat.	11/25/13	3/25/10	4/25/08	1/25/07	3/25/06

(1) 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	6.22	4.39	3.38	2.73	2.28
Window (mos)	1 - 319	1 - 253	1 - 195	1 - 156	1 - 126
Expected Final Mat.	11/25/28	5/25/23	7/25/18	4/25/15	10/25/12
Class M1					
Avg. Life (yrs)	10.29	7.15	5.42	4.48	3.96
Window (mos)	60 - 240	42 - 172	37 - 129	37 - 102	38 - 83
Expected Final Mat.	4/25/22	8/25/16	1/25/13	10/25/10	3/25/09
Class M2					
Avg. Life (yrs)	9.71	6.70	5.09	4.20	3.69
Window (mos)	60 - 198	42 - 139	37 - 104	37 - 82	37 - 67
Expected Final Mat.	10/25/18	11/25/13	12/25/10	2/25/09	11/25/07
Class B					
Avg. Life (yrs)	7.70	5.31	4.08	3.47	3.19
Window (mos)	60 - 139	42 - 95	37 - 72	37 - 57	37 - 47
Expected Final Mat.	11/25/13	3/25/10	4/25/08	1/25/07	3/25/06

(1) **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

A-IO Sensitivity Analysis [1]

Price [2]	Yield (%)
9-04+	6.26
9-05	6.08
9-05+	5.91
9-06	5.74
9-06+	5.56
9-07	5.39
9-07+	5.22
9-08	5.05
9-08+	4.88
9-09	4.71
9-09+	4.54
Mod. Dur.	0.98 [3]

(1) **Shown at the Certificate pricing assumption as defined on page one.**
(2) **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**
(3) **Assumes a price of 9-07 plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)
1	N/A
2	N/A
3	N/A
4	N/A
5	N/A
6	N/A
7	N/A
8	N/A
9	N/A
10	N/A
11	N/A
12	N/A
13	N/A
14	N/A
15	N/A
16	N/A
17	N/A
18	N/A
19	N/A
20	N/A
21	N/A
22	N/A
23	N/A
24	N/A
25	7.0783
26	6.8345
27	7.0458
28	6.8021
29	6.7852
30	6.9934

Period	A Funds Cap (%)
31	7.0764
32	7.3029
33	7.0580
34	7.0458
35	7.7899
36	7.0259
37	7.6491
38	7.4027
39	7.6498
40	7.4034
41	7.4038
42	7.6510
43	7.4046
44	7.6518
45	7.4054
46	7.4057
47	8.1996
48	7.4065
49	7.6538
50	7.4073
51	7.6546
52	7.4081
53	7.4085
54	7.6559
55	7.4093
56	7.6567
57	7.4102
58	7.4106
59	8.2050
60	7.4114

(1) Based on 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

ARC 2002-BC2 Collateral Summary

Total Number of Loans	4,618	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$662,489,743	Yes	79.5%
Average Loan Principal Balance	$143,458	No	20.5%
Fixed Rate	26.1%		
Adjustable Rate	73.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	82.3%	**(Original LTV > 60%)**	
Weighted Average Coupon	9.1%	Yes	85.2%
Weighted Average Margin	6.2%	No	14.8%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.5%	None	17.7%
Weighted Average Floor	9.1%	0.001-1.000	7.8%
Weighted Average Original Term (mo.)	353.0	1.001-2.000	36.7%
Weighted Average Remaining Term (mo.)	350.5	2.001-3.000	18.5%
Weighted Average Loan Age (mo.)	2.5	3.001-4.000	0.2%
Weighted Average Original LTV	77.6%	4.001-5.000	19.1%
Non-Zero Weighted Average FICO	616		
Non-Zero Weighted Average DTI	40.0%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		5% of the Cut-off Date principal balance)	
First	97.4%	CA	44.1%
Second	2.6%	FL	5.2%
		IL	5.0%
Product Type			
2/28 ARM (LIBOR)	63.7%	**Occupancy Status**	
Fixed Rate	23.7%	Primary Home	92.2%
3/27 ARM (LIBOR)	10.1%	Investment	7.0%
Balloon	2.4%	Second Home	0.8%
Other	0.1%		

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	691	$24,886,264.38	3.76%
50,000.01 - 100,000.00	1,330	98,450,030.07	14.86
100,000.01 - 150,000.00	941	116,481,842.26	17.58
150,000.01 - 200,000.00	628	109,199,099.14	16.48
200,000.01 - 250,000.00	375	83,691,915.63	12.63
250,000.01 - 300,000.00	253	69,209,384.06	10.45
300,000.01 - 350,000.00	156	50,757,183.57	7.66
350,000.01 - 400,000.00	103	38,671,971.83	5.84
400,000.01 - 450,000.00	40	16,987,417.75	2.56
450,000.01 - 500,000.00	54	26,056,107.24	3.93
500,000.01 - 550,000.00	16	8,406,225.93	1.27
550,000.01 - 600,000.00	14	8,131,453.06	1.23
600,000.01 - 650,000.00	12	7,695,750.31	1.16
650,000.01 - 700,000.00	1	699,170.47	0.11
700,000.01 - 750,000.00	2	1,468,941.02	0.22
750,000.01 - 800,000.00	1	798,676.47	0.12
850,000.01 - 900,000.00	1	898,310.06	0.14
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
6.001 - 6.500	11	$2,603,300.25	0.39%
6.501 - 7.000	104	25,043,855.98	3.78
7.001 - 7.500	214	44,928,255.88	6.78
7.501 - 8.000	363	72,929,136.79	11.01
8.001 - 8.500	561	100,098,051.17	15.11
8.501 - 9.000	760	129,333,162.49	19.52
9.001 - 9.500	547	80,454,706.28	12.14
9.501 - 10.000	618	83,311,624.46	12.58
10.001 - 10.500	360	42,314,329.37	6.39
10.501 - 11.000	311	34,226,494.04	5.17
11.001 - 11.500	134	12,991,130.17	1.96
11.501 - 12.000	103	9,591,581.01	1.45
12.001 - 12.500	61	4,832,792.55	0.73
12.501 - 13.000	54	3,577,811.98	0.54
13.001 - 13.500	23	821,637.67	0.12
13.501 - 14.000	117	4,809,676.24	0.73
14.001 - 14.500	272	10,453,389.41	1.58
14.501 - 15.000	3	106,747.79	0.02
15.001 - 15.500	1	34,587.21	0.01
15.501 - 16.000	1	27,472.51	0.00
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 180	537	$25,532,811.50	3.85%
181 - 240	4	207,341.24	0.03
301 - 360	4,077	636,749,590.51	96.11
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 180	544	$25,855,566.09	3.90%
181 - 240	4	207,341.24	0.03
301 - 360	4,070	636,426,835.92	96.07
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.01 - 20.00	5	$331,107.68	0.05%
20.01 - 30.00	11	627,699.35	0.09
30.01 - 40.00	30	2,232,342.68	0.34
40.01 - 50.00	74	9,049,641.41	1.37
50.01 - 60.00	153	19,487,858.79	2.94
60.01 - 70.00	419	60,869,316.05	9.19
70.01 - 80.00	2,223	349,230,848.60	52.71
80.01 - 90.00	1,113	172,662,769.22	26.06
90.01 - 100.00	587	47,488,171.06	7.17
100.01 - 110.00	2	461,141.74	0.07
110.01 - 120.00	1	48,846.67	0.01
Total:	**4,618**	**$662,489,743.25**	**100.00%**

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	9	$515,917.45	0.08%
451 - 500	12	1,474,929.81	0.22
501 - 550	798	104,277,535.34	15.74
551 - 600	1,280	176,964,633.91	26.71
601 - 650	1,240	186,829,659.34	28.2
651 - 700	869	127,130,591.58	19.19
701 - 750	328	49,882,417.66	7.53
751 - 800	80	15,098,042.22	2.28
801 - 850	2	316,015.94	0.05
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,904	$285,435,896.70	43.09%
Purchase	2,099	275,973,857.45	41.66
Rate/Term Refinance	452	67,736,700.95	10.22
Debt Consolidation	163	33,343,288.15	5.03
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,544	$497,869,037.00	75.15%
Planned Unit Development	452	79,637,824.15	12.02
2-4 Family	289	43,046,796.29	6.50
Condo	269	36,595,978.20	5.52
Manufactured Housing	59	4,628,612.24	0.70
Row House	3	523,062.55	0.08
Townhouse	2	188,432.82	0.03
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,105	$188,756,973.23	28.49%
CA-N	504	103,690,425.74	15.65
FL	290	34,425,812.81	5.20
IL	260	32,971,346.93	4.98
MI	241	25,307,285.67	3.82
TX	189	21,903,632.93	3.31
CO	125	21,419,837.23	3.23
AZ	171	20,363,585.94	3.07
NY	102	15,545,892.93	2.35
VA	104	15,012,803.41	2.27
GA	111	14,903,704.93	2.25
NJ	80	12,873,153.32	1.94
WA	90	12,587,533.41	1.90
MD	80	12,228,001.76	1.85
OH	134	12,167,662.87	1.84
PA	104	11,509,259.23	1.74
MA	60	10,242,590.37	1.55
OR	61	8,420,693.68	1.27
NC	69	8,391,123.49	1.27
NV	54	8,291,837.19	1.25
MO	78	6,731,180.78	1.02
UT	45	6,548,750.01	0.99
HI	35	6,304,470.58	0.95
TN	65	6,218,438.17	0.94
MN	36	6,124,521.11	0.92
CT	31	4,611,567.01	0.70
IN	61	4,418,464.01	0.67
WI	41	4,239,238.46	0.64
SC	34	2,843,751.42	0.43
OK	38	2,764,068.79	0.42
Other	220	20,672,135.84	3.12
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	823	$116,948,796.96	17.65%
1% of Unpaid Balance	296	29,969,371.06	4.52
2 mos. Int. on Unpaid Balance	10	2,122,545.67	0.32
2 mos. Int. on 80% of Unpaid Balance	1	86,914.06	0.01
2% of Unpaid Balance	80	11,270,282.73	1.70
3 mos. Int. on Unpaid Balance	1	89,877.58	0.01
3%, 2%, 1% OF Unpaid Balance	73	12,031,912.47	1.82
3% of Unpaid Balance	2	205,421.11	0.03
5%, 4%, 3%, 2%, 1% of Unpaid Balance	10	547,493.28	0.08
5% of Unpaid Balance	3	400,640.60	0.06
6 mos. Int. on Prepaid Amt, >20% Orig. Bal.	565	81,735,424.14	12.34
6 mos. Int. on 80% of Unpaid Balance	2,754	407,081,063.59	61.45
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,633	$360,331,646.51	54.39%
Stated	1,406	203,456,736.28	30.71
EZ-Q	141	22,834,856.42	3.45
No Income/No Asset	144	20,194,035.47	3.05
Reduced	84	14,521,368.12	2.19
Alternate	44	10,760,814.84	1.62
24 Month Bank Statement	38	8,384,049.70	1.27
Limited	41	8,376,357.76	1.26
No Income Verification	57	7,722,715.50	1.17
6 Month Bank Statement	26	5,290,408.30	0.80
No Ratio	4	616,754.35	0.09
Total:	**4,618**	**$662,489,743.25**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margins

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0.000	2	$225,272.41	0.05%
3.001 - 3.500	5	2,221,647.41	0.45
3.501 - 4.000	11	2,522,506.19	0.52
4.001 - 4.500	81	12,765,543.14	2.61
4.501 - 5.000	218	39,729,225.16	8.11
5.001 - 5.500	305	48,373,279.13	9.88
5.501 - 6.000	578	101,784,786.86	20.79
6.001 - 6.500	638	100,516,967.19	20.53
6.501 - 7.000	919	136,863,398.11	27.95
7.001 - 7.500	197	27,120,501.34	5.54
7.501 - 8.000	107	12,787,617.02	2.61
8.001 - 8.500	19	2,822,898.99	0.58
8.501 - 9.000	11	1,377,022.48	0.28
9.001 - 9.500	3	330,324.12	0.07
9.501 - 10.000	1	160,323.44	0.03
Total:	**3,095**	**$489,601,312.99**	**100.00%**

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.501 - 1.000•	2,426	$382,594,864.71	78.14%
1.001 - 1.500•	548	84,520,093.74	17.26
1.501 - 2.000•	121	22,486,354.54	4.59
Total:	**3,095**	**$489,601,312.99**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0.000	1	$173,345.01	0.04%
0.501 - 1.000	7	959,932.30	0.20
1.001 - 1.500	592	104,814,902.74	21.41
1.501 - 2.000	469	72,952,960.02	14.90
2.501 - 3.000	2,025	310,649,356.30	63.45
3.001 >=	1	50,816.62	0.01
Total:	**3,095**	**$489,601,312.99**	**100.00%**

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$62,757.99	0.01%
11.001 - 11.500	1	32,012.06	0.01
12.001 - 12.500	1	66,426.67	0.01
12.501 - 13.000	16	3,060,943.09	0.63
13.001 - 13.500	50	11,042,589.74	2.26
13.501 - 14.000	157	33,311,327.18	6.80
14.001 - 14.500	291	57,221,439.75	11.69
14.501 - 15.000	436	84,981,820.51	17.36
15.001 - 15.500	512	84,346,037.69	17.23
15.501 - 16.000	488	73,465,329.27	15.01
16.001 - 16.500	385	52,644,835.73	10.75
16.501 - 17.000	311	40,910,090.91	8.36
17.001 - 17.500	195	22,341,668.03	4.56
17.501 - 18.000	113	13,208,605.86	2.70
18.001 - 18.500	64	6,041,260.14	1.23
18.501 - 19.000	37	3,759,236.54	0.77
19.001 - 19.500	22	1,838,282.32	0.38
19.501 - 20.000	11	1,071,227.93	0.22
20.001 >=	4	195,421.58	0.04
Total:	**3,095**	**$489,601,312.99**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0.000	1	$173,345.01	0.04%
5.501 - 6.000	4	503,565.95	0.1
6.001 - 6.500	7	1,442,455.72	0.29
6.501 - 7.000	73	16,180,221.94	3.3
7.001 - 7.500	143	29,801,847.94	6.09
7.501 - 8.000	262	55,166,112.65	11.27
8.001 - 8.500	387	72,396,513.86	14.79
8.501 - 9.000	507	90,276,205.60	18.44
9.001 - 9.500	440	66,894,875.17	13.66
9.501 - 10.000	504	69,631,675.49	14.22
10.001 - 10.500	291	35,694,649.53	7.29
10.501 - 11.000	245	28,531,941.81	5.83
11.001 - 11.500	101	10,707,564.67	2.19
11.501 - 12.000	67	6,774,305.13	1.38
12.001 - 12.500	36	3,433,742.75	0.70
12.501 - 13.000	18	1,515,489.83	0.31
13.001 - 13.500	6	327,813.70	0.07
13.501 - 14.000	3	148,986.24	0.03
Total:	**3,095**	**$489,601,312.99**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
2002-02	1	$185,873.52	0.04%
2002-03	3	165,169.04	0.03
2002-04	1	74,262.56	0.02
2002-05	3	207,501.76	0.04
2002-06	6	543,080.44	0.11
2002-07	3	165,861.14	0.03
2002-08	1	103,660.61	0.02
2002-09	4	412,144.08	0.08
2002-10	1	91,345.56	0.02
2002-11	2	134,763.24	0.03
2003-01	3	148,048.98	0.03
2003-02	4	219,030.21	0.04
2003-03	3	350,234.19	0.07
2003-04	4	316,866.99	0.06
2003-06	1	36,365.21	0.01
2003-08	5	454,538.85	0.09
2003-09	12	1,667,145.86	0.34
2003-10	25	4,179,083.93	0.85
2003-11	100	15,161,399.07	3.10
2003-12	232	34,507,842.18	7.05
2004-01	468	83,253,411.20	17.00
2004-02	905	138,560,884.71	28.3
2004-03	900	142,358,050.45	29.08
2004-04	2	196,000.00	0.04
2004-09	2	79,648.13	0.02
2004-10	4	766,968.10	0.16
2004-11	14	2,652,321.21	0.54
2004-12	12	1,818,210.20	0.37
2005-01	46	6,636,358.88	1.36
2005-02	121	18,091,264.61	3.70
2005-03	204	35,685,545.37	7.29
2006-06	1	268,053.39	0.05
2007-01	1	51,927.40	0.01
2007-02	1	58,451.92	0.01
Total:	**3,095**	**$489,601,312.99**	**100.00%**